February 24, 2010

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Palm Harbor Homes, Inc. Form 10-K for Fiscal Year Ended March 27, 2009 Definitive Proxy Statement on Schedule 14A filed on June 17, 2009 File No. 0-24268

Dear Mr. O’Brien:

We have reviewed your February 22, 2010 comments and offer the following responses.

Definitive Proxy Statement on Schedule 14A filed on June 17, 2009

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Annual Cash Compensation, page 11

1.	Comment -

“We note your response to comment seven of our letter dated January 26, 2010. To the extent that the stock grant to Ms. Tacke was made solely upon the subjective determination of the CEO and the board, please state so. Otherwise your discussion must address the elements taken in considerations by the management and the board in approving this stock grant and how this compensation element fit into Ms. Tacke’s overall compensation package. Please advise.”

Mr. Terence O’Brien

February 24, 2010

Response -

The Board of Directors and the CEO made the subjective determination to award common stock to Ms. Tacke. This will be reflected, if applicable, in future proxy statements.

Annual Bonus, page 12

2.	Comment -

“We note your response to comment eight of our letter dated January 26, 2010, suggestive that the committee may be engaging in benchmarking of executive compensation with certain parameters. To the extent that the committee uses the compensation data of a peer group as a reference point on which – either wholly or in part – to base, justify or provide framework for a compensation decision, then in future filings please expand your disclosure to state that the committee engages in benchmarking of executive compensation, disclose the components of your benchmark analysis (i.e., the companies comprising the peer group) and discuss how actual payments compared to the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance please see Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm as well as Staff Observations In the Review of Executive Compensation Disclosure, also available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. Please show us what your revised disclosure will look like.”

Response –

In setting executive compensation, the compensation committee reviewed publicly available information regarding compensation paid to the CEO and CFO of Cavalier, Cavco, Champion, Fleetwood and Skyline. This information was not used by the committee for benchmarking purposes. For the fiscal year ending March 26, 2010, the committee did not review publicly available information for its competitors because most of their competitors filed for bankruptcy during calendar 2009 and Palm Harbor was experiencing a cash shortage. As a result, cash compensation for the named executive officers remained flat for the last fiscal year, which ends March 26, 2010. For the fiscal year ending March 25, 2011, the committee plans to engage a consulting firm to gather benchmarking data for the committee to consider prior to setting compensation and establishing a bonus pool.

Mr. Terence O’Brien

February 24, 2010

Should you have further questions, I can be reached at (972) 764-9319.

Sincerely,

/s/ Kelly Tacke
Kelly Tacke
Executive Vice President